

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 8, 2023

Henry Dachuan Sha
Chief Financial Officer
Zhihu Inc.
A5 Xueyuan Road
Haidian District, Beijing 100083
People's Republic of China

> **Re: Zhihu Inc.**
> **Form 20-F for the Fiscal Year Ended December 31, 2022**
> **File No. 001-40253**

Dear Henry Dachuan Sha:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Disclosure Review Program

cc: Shu Du, Esq.